[AXA FINANCIAL PROTECTION LOGO]

                                  PRESS RELEASE

                                                                    May 12, 2005

--------------------------------------------------------------------------------

                     FIRST QUARTER 2005 ACTIVITY INDICATORS
                      CONTINUING TOWARDS PROFITABLE GROWTH:

         -  Life & Savings new business APE and NBV up 8%

         -  P&C revenues up 2%

         - Asset Management revenues up 5% with strong positive net inflows in the first quarter of 2005

--------------------------------------------------------------------------------

   o Life & Savings new business APE(1) increased by 8% to Euro 1,263 million, mainly driven by strong sales in Belgium, Southern Europe, France and Hong-Kong. Unit-linked APE increased by 15%.

   o In line with APE, Life & Savings New Business Value(2) increased by 8% to Euro 206 million, resulting in an NBV margin of 16.3% (or 17.1% on a comparable basis, slightly up compared to first quarter 2004).

   o Property & Casualty revenues increased by 2% to Euro 5,903 million. Both personal and commercial lines were up 2%, benefiting from a resilient pricing environment and moderate portfolio growth. Other lines increased 7%, driven by UK Health.

   o International Insurance revenues increased by 6% to Euro 1,772 million, with AXA RE up 8% due to its European expansion strategy and AXA Corporate Solutions Assurance up 6%, driven by Marine, Aviation and Construction.

   o Asset Management revenues increased by 5% to Euro 753 million, driven by higher average assets under management (+15%) as a result of favorable market conditions since March 2004 and strong net inflows (Euro 11 billion in 1Q05 excluding Alliance Capital Cash Management Services).

--------------------------------------------------------------------------------
Numbers herein have not been audited or adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------


--------
(1) Annual Premium Equivalent (APE) represents 100% of new business regular premiums plus 10% of new business single premiums. APE is Group share.
(2) New Business Value (NBV) is New Business Contribution (NBC) after cost of capital. NBV is Group share. NBV for both 1Q04 and 1Q05 were computed using profitability factors by products from year-end 2004, keeping all economic, productivity and actuarial assumptions the same.


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

--------------------------------------------------------------------------------
APE, NBC and NBV are non-GAAP measures. Management uses these measures as key indicators of performance in assessing AXA's Life & Savings business and believes that the presentation of these measures provides useful and important information to shareholders and investors. IFRS revenues are available in Appendix 4 of this release.
--------------------------------------------------------------------------------

"We are satisfied to see our Life & Savings new business growth well in line with our long-term objectives." said AXA Chief Executive Officer Henri de Castries. "Profitable volume expansion associated with product mix improvements are the basis for our high new business value and margin.

"Our P&C revenues development demonstrates our ability to attract new clients, while maintaining a strict underwriting discipline in a more competitive pricing environment.

"After a very good performance in 2004, Asset Management activities have maintained their dynamic momentum, recording strong positive long-term net inflows of Euro 11 billion during this first quarter."


                                                             ------------------------------------------------------------------
Three months ended                                              March 31,        March 31,       Change          Change on a
(Euro million, except when otherwise noted)                       2005             2004                        comparable basis
-------------------------------------------------------------------------------------------------------------------------------
Life & Savings, group share
     APE                                                          1 263            1 129           + 11.8%             +7.7%
     NBC                                                            250              232             +7.9%             +8.1%
     NBV                                                            206              192             +7.3%             +8.0%

-------------------------------------------------------------------------------------------------------------------------------
Property & Casualty revenues                                      5 903            5 631             +4.8%             +2.2%

-------------------------------------------------------------------------------------------------------------------------------
International Insurance revenues                                  1 772            1 689             +4.9%             +5.6%

-------------------------------------------------------------------------------------------------------------------------------
Asset Management
     Revenues                                                       753              743             +1.4%             +4.8%
     Net inflows (Euro billion):
       - including AC cash management                                 9                1
       - excluding AC cash management                                11               -1

-------------------------------------------------------------------------------------------------------------------------------


                                                                               2
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

LIFE & SAVINGS:

Life & Savings new business APE increased by 8% to Euro 1,263 million, mainly driven by strong sales in Belgium, Southern Europe, France and Hong-Kong. In the US, our 21% APE growth on a reported basis benefited from the MONY acquisition, but was dampened by a weak Variable Annuity market environment. Our Japanese and UK operations were still in the process of building up their third party distribution capacity, while Germany benefited from the backlog of year-end 2004 life business related to clients taking advantage of the more favorable regulation in force in 2004.

New Business Value was up 8% to Euro 206 million mainly as a result of higher volume in Belgium, Southern Europe, France and Hong-Kong, as well as product mix improvement especially in France, Japan and Australia/New-Zealand.

Unit-linked APE increased by 15% to represent 44% of total Life & Savings APE, compared to 42% in the first quarter of 2004.

                                             ----------------------------------------------------------------
Annual Premium Equivalent,                           March 31,        March 31,      Change       Change on a
Group share  (Euro million)                            2005             2004                       comparable
Three months ended                                                                                   basis
-------------------------------------------------------------------------------------------------------------
Life & Savings                                         1 263          1 129          +11.8%            +7.7%
  France                                                 307            280           +9.7%            +9.7%
  United States                                          406            337          +20.5%            +3.2%
  United Kingdom                                         167            162           +3.2%            +5.2%
  Japan                                                  119            123           -3.1%            +2.5%
  Germany                                                 96             90           +6.9%            +6.9%
  Benelux                                                 84             62          +35.3%           +35.3%
  Southern Europe                                         28             22          +27.9%           +27.9%
  Australia/New Zealand                                   42             41           +2.7%            +6.0%
  Hong-Kong                                               15             14           +4.5%            +9.8%
-------------------------------------------------------------------------------------------------------------

France APE increased by 10%, driven by Investment & Savings APE up 16%, as individual unit-linked premiums grew strongly following successful marketing campaigns, partly offset by the non-recurrence of a large group single premium in the first quarter of 2004. Individual APE grew 18% driven by individual unit-linked products APE up 38% to represent 27% of individual APE.

In the United States, excluding the contribution of MONY in 1Q05, APE increased by 3%, primarily driven by Life premiums. On the annuity front, the 1% growth in variable annuity premiums was offset by declines in fixed annuities, down 30%. According to preliminary market data(3), AXA has maintained its #3 sales position in the variable annuity market with an approximate 8% market share in the first quarter of 2005, up from first quarter 2004.

In the United Kingdom, APE was up 5% primarily due to higher volumes within the IFA channel, up 19%, partly offset by lower Direct Marketing volumes. APE benefited from strong sales of unit-linked bonds (+15%) and group pension products (+8%). In addition, an important new distribution agreement was reached with Barclays in March 2005.

Japan APE increased by 2% as individual business APE remained stable and Group Life APE was up 113%, notably driven by New Mutual Aid, a Group Term Life product launched in October 2004 and featuring new cancer and disability riders. Sales are not yet benefiting from the new

----------
(3) Source: VARDS.


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

bancassurance distribution agreements, as bank sales representatives are currently building up their expertise in the new products offerings.

Germany APE was up 7%, but this evolution was distorted by a large backlog related to new business written towards the end of 2004 before a change in regulation effective in 2005. Excluding this backlog, APE decreased 47% as the salesforce was focused on treating this backlog and new product training, and as activity in the Health market remained subdued in light of continuing uncertainty on future regulation. Importantly, Pensionskasse, a key focus area, experienced a 4% APE growth.

Benelux APE grew 35% driven by Belgium up 50%, due notably to strong activity on structured unit-linked products, such as the recently launched open-architecture product, Millesimo, and also to strong sales of Crest 30 (non unit-linked product).

APE increased 28% in Southern Europe, mainly driven by strong increases in Italy and Spain single premiums as Italy experienced high new business in individual traditional savings products and Spain benefited from bank distribution agreements for unit-linked products.

Australia/New-Zealand APE was up 6%, as the 9% decrease in traditional products, due to the planned reduction in retirement income, was more than offset by a 13% increase in mutual funds sales through mezzanine trusts, ipac and the newly launched Generations administration platform.

Hong-Kong APE increased by 10%, primarily due to a new unit-linked product launched in late 2004 and higher contributions to the pension product "Mandatory Provident Fund."


Life & Savings New Business Value was up 8% to Euro 206 million due to increased volume and shift in product mix. Note that NBV for both 1Q04 and 1Q05 were computed using profitability factors by products from year-end 2004, keeping all economic, productivity and actuarial assumptions the same.


                                                                               4
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

PROPERTY & CASUALTY:

Property & Casualty revenues increased by 2% to Euro 5,903 million. Both personal and commercial lines were up 2%, benefiting from a resilient pricing environment and moderate portfolio growth. Other lines increased 7%, driven by UK Health.

                                                    ---------------------------------------------------------------
IFRS Revenues                                             March 31,         March 31,       Change      Change on a
Three months ended                                          2005              2004                       comparable
(Euro million)                                                                                              basis
-------------------------------------------------------------------------------------------------------------------

Property & Casualty                                          5 903           5 631          +4.8%            +2.2%
.. France                                                     1 667           1 610          +3.5%            +3.5%
.. Germany                                                    1 329           1 329          +0.0%            +0.0%
.. United Kingdom, including Ireland (a)                      1 067           1 136          -6.0%            -1.8%
.. Belgium                                                      439             430          +2.0%            +1.9%
.. Southern Europe                                              799             750          +6.5%            +5.3%
.. Other countries (b)                                          602             376         +60.2%            +7.5%
-------------------------------------------------------------------------------------------------------------------

(a) The right to renew our UK Personal Direct business was sold to RAC in October 2004. In 1Q04, revenues from this activity amounted to Euro 31 million.
(b) As of January 2005, Turkey, Hong-Kong and Singapore are now fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 1Q04, other countries P&C revenues would have been Euro 134 million higher. In addition, the Netherlands disability activity has been transferred from Life & Savings to Property & Casualty. Other countries P&C revenues would have been Euro 50 million higher in 1Q04 if disability had been included.

Personal lines (56% of the P&C premiums) showed overall growth of 2%.
Motor revenues grew 2% in the first quarter of 2005. France and Southern Europe motor revenues were up 3% and 5%, respectively, driven by positive net inflows of +14,700 and +41,100, respectively, partly mitigated by some pressure on tariffs.
Non-motor revenues rose 3% mainly driven by Household in France, UK, Belgium and Southern Europe owing to satisfying portfolio evolution and increased tariffs.

Commercial lines (38% of the P&C premiums) recorded a 2% growth.
Motor revenues decreased by 2%, mainly driven by the UK & Ireland (-7%), in a context of intense competition in Ireland, and Southern Europe (-8%) due to the non-renewal of a large fleet contract, in line with strict underwriting policy. Non-motor revenues were up 3% driven by France (+7%) and Southern Europe (+10%) followed by Germany (+2%) and Belgium (+2%) mainly as a result of tariff increases across the board, while maintaining a strict underwriting policy.

Other Lines (6% of the P&C premiums) increased by 7% driven by UK Health (+8%).


                                                                               5
------------------------------ Be Life Confident -------------------------------

INTERNATIONAL INSURANCE:

International Insurance revenues increased by 6% to Euro 1,772 million, with AXA RE up 8% due to its European expansion strategy and the non recurrence of significant recaptures that took place in 2004, and AXA Corporate Solutions Assurance up 6%, driven by Marine, Aviation and Construction.

                                                             -------------------------------------------------------------
IFRS Revenues                                                  March 31,      March 31,         Change         Change on a
Three months ended                                                2005          2004                            comparable
(Euro million)                                                                                                     basis
--------------------------------------------------------------------------------------------------------------------------

International Insurance                                           1 772          1 689          +4.9%               +5.6%
.. AXA RE                                                            762            737          +3.4%               +7.5%
.. AXA Corporate Solutions Assurance                                 798            757          +5.4%               +6.1%
.. Others(a)                                                         212            196          +9.0%               -2.8%
--------------------------------------------------------------------------------------------------------------------------

(a) Following the full consolidation of Turkey, Hong-Kong and Singapore, AXA Cessions revenues derived from business with these entities are now eliminated as inter-company transaction. In 1Q04, this represented Euro 23 million of AXA Cessions revenues. In addition, in line with the restructuring of AXA RE and AXA Corporate Solutions Assurance, all businesses related to US entities in run-off, formerly owned by AXA RE, have been transferred to a new US holding company reported in "Other transnational activities".

Reinsurance: Revenue increased by 8% due to expansion in Europe and the non recurrence of last year's significant recaptures on the credit enhancement portfolio, which lowered 1Q04 revenues.

Insurance: AXA Corporate Solutions Assurance revenues increased by 6% due to selective growth with underwriting discipline, offset by some business cancellation. This increase in revenues also reflected a proactive approach on well oriented business lines such as Marine, Aviation and Construction.

ASSET MANAGEMENT:

Asset Management revenues increased by 5% to Euro 753 million driven by higher average assets under management (AUM) (+15% compared to 1Q04) as a result of favorable market conditions since March 2004 and strong net inflows. In 1Q05, Asset Management net inflows, excluding Alliance Capital Cash Management Services, amounted to Euro 11 billion.

                                                 --------------------------------------------------------
IFRS revenues(4)                                     March 31,     March 31,     Change       Change on a
Three months ended                                     2005          2004                      comparable
(Euro million)                                                                                    basis
---------------------------------------------------------------------------------------------------------
Asset Management                                         753           743       +1.4%             +4.8%
.. Alliance Capital                                       545           569       -4.1%             -0.5%
.. AXA Investment Managers(a)                             208           174      +19.5%            +22.8%
---------------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, gross revenues increased 19% on a comparable basis.

Alliance Capital: Revenues remained stable compared to the first quarter of 2004 as higher average investment advisory fees, driven by higher average AUM (+11%), were offset by lower institutional research service fees and lower distribution revenues.

----------
(4) Net of inter-company transactions.


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

AUM increased by Euro 16 billion from year-end 2004 to Euro 412 billion at the end of March 2005 as net positive long-term inflows (Euro 4 billion) and a positive exchange rate impact (Euro 20 billion) more than offset a negative market impact (Euro -7 billion) and cash management outflows (Euro -2 billion), largely due to the initial transfer of AUM in the context of the sale of Cash Management Services to Federated Investors(5).

AXA Investment Managers: Revenues increased by 23%, while gross revenues, excluding management and front-end fees collected on behalf of external distributors, increased by 19%, in line with higher average AUM (+19%).

AUM increased by Euro 13 billion from year-end 2004 to Euro 359 billion at the end of March 2005 mostly driven by Euro 6 billion of net inflows, mainly from third party clients, a Euro 5 billion favorable market impact and a Euro 3 billion positive foreign exchange rate impact.

                                      * * *
                                        *

About AXA:
AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA reported total IFRS revenues of Euro 20 billion for the first quarter of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                      * * *
                                        *

AXA Investor Relations:                                         AXA Media Relations:
----------------------                                          -------------------
Matthieu Andre:                  +33.1.40.75.46.85              Christophe Dufraux:       +33.1.40.75.46.74
Caroline Portel:                 +33.1.40.75.49.84              Clara Rodrigo:            +33.1.40.75.47.22
Sophie Bourlanges:               +33.1.40.75.56.07              Rebecca Le Rouzic:        +33.1.40.75.97.35
Marie-Flore Bachelier:           +33.1.40.75.49.45              Mary Taylor:              +1.212.314.58.45
Kevin Molloy:                    +1.212.314.28.93

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2003 and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

----------
(5) Alliance Capital announced the sale of its cash management business on October 28, 2004 to Federated Investors. Under the agreement, up to $25 billion in AUM from Alliance's 22 third-party distributed money market funds are being transitioned into Federated money market funds.


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

APPENDIX 1
LIFE & SAVINGS - Annual Premium Equivalent (APE) and New Business Value (NBV) for 9 main countries/regions and modeled business

First Quarter 2005 - Group Share

                                              -------------------------------------------------------------------------------------
                       Euro million                     APE                APE              Change                 Change on
                                                      1Q 2005            1Q 2004                                comparable basis
                                              -------------------------------------------------------------------------------------

-----------------------------------------     -------------------------------------------------------------------------------------
France                                                      307               280             + 10%                      + 10%
United States                                               406               337             + 21%                       + 3%
United Kingdom                                              167               162              + 3%                       + 5%
Japan                                                       119               123              - 3%                       + 2%
Germany (incl. Health)                                       96                90              + 7%                       + 7%
Benelux                                                      84                62             + 35%                      + 35%
Southern Europe                                              28                22             + 28%                      + 28%
Australia / New Zealand                                      42                41              + 3%                       + 6%
Hong Kong                                                    15                14              + 5%                      + 10%
-----------------------------------------     -------------------------------------------------------------------------------------
TOTAL APE (9 main countries/regions)                      1 263             1 129             + 12%                       + 8%
-----------------------------------------     -------------------------------------------------------------------------------------

-----------------------------------------     -------------------------------------------------------------------------------------
New Business Value (NBV)                                    206               192              + 7%                       + 8%
-----------------------------------------     -------------------------------------------------------------------------------------

-----------------------------------------     -------------------------------------------------------------------------------------
NBV to APE margin                                         16.3%             17.1%          - 0.7 pt                   + 0.0 pt
-----------------------------------------     -------------------------------------------------------------------------------------


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

APPENDIX 2

LIFE & SAVINGS - Breakdown of APE between unit-linked, non unit-linked and mutual funds

9 main countries/regions and modeled business First Quarter 2005 - Group Share


                                 -----------------------------------------   ---------------------------  -------------------------
                                                                                  % UL in APE
                                                1Q05 APE                      (excl. mutual funds)              UL change on
                                 -----------------------------------------   ---------------------------      comparable basis
          Euro million                 UL        Non-UL     Mutual Funds        1Q05 (a)         1Q04
                                 -----------------------------------------   ---------------------------  -------------------------

-------------------------------  -----------------------------------------   ---------------------------  -------------------------
France                                     66          241                        21%             18%               + 28%
United States                             211           89          106           70%             78%                + 3%
United Kingdom                            141           26                        85%             80%               + 12%
Japan                                       3          116                         2%              3%               - 27%
Germany                                    34           62                        35%             22%               + 72%
Benelux                                    27           57                        32%             23%               + 88%
Southern Europe                             5           23                        17%             12%               + 70%
Australia/New-Zealand                       5            6           31           44%             48%               - 18%
Hong-Kong                                   6            8                        43%             23%              + 103%

-------------------------------  -----------------------------------------   ---------------------------  -------------------------

TOTAL                                     497          629          137           44%             42%               + 15%

(a) Excluding MONY and using 1Q04 exchange rates, unit-linked premiums represented 78% of US APE and 45% of total APE in 1Q05.


                                                                               9
------------------------------ Be Life Confident -------------------------------

APPENDIX 3

PROPERTY & CASUALTY - Split by business lines - First Quarter 2005

                       -------------------------------------------------------------------------------------------------------------
                                 Personal                    Personal                    Commercial                 Commercial
                                  Motor                      Non-Motor                     Motor                     Non-Motor
                       -------------------------------------------------------------------------------------------------------------
                          % Gross     Change on        % Gross    Change on        % Gross    Change on        % Gross    Change on
                          Revenues   comp. basis       Revenues  comp. Basis      Revenues   comp. Basis       Revenues  comp. basis

                       -------------------------------------------------------------------------------------------------------------

---------------------  -------------------------------------------------------------------------------------------------------------

France                         28%        + 3%              26%       + 1%             10%         + 2%             36%       + 7%
Germany                        36%        - 0%              24%       - 1%              8%         - 0%             27%       + 2%
Belgium                        32%        + 0%              27%       + 3%              8%         + 5%             34%       + 2%
United Kingdom (a)             12%       - 15%              23%       + 5%              8%         - 7%             33%       - 4%
Southern Europe                53%        + 5%              20%       + 5%              7%         - 8%             20%      + 10%
Canada                         36%        + 6%              15%       + 5%              8%         - 5%             41%      + 13%
The Netherlands                 8%        - 9%              43%      + 11%             20%        - 11%             29%       - 5%
Others                         53%       + 11%              28%       + 5%              2%           NS             18%      + 13%

---------------------  -------------------------------------------------------------------------------------------------------------

TOTAL                          32%        + 2%              24%        +3%              8%         - 2%             30%       + 3%


                       ------------------------------
                                      Other
                                      Lines
                       ------------------------------
                               % Gross   Change on
                              Revenues     comp.
                                           Basis
                       ------------------------------

---------------------  ------------------------------

France
Germany                            5%        - 4%
Belgium                            0%        + 8%
United Kingdom (a)                24%        + 8%
Southern Europe                    1%
Canada
The Netherlands
Others                             0%

---------------------  ---------------------------

TOTAL                              6%        + 7%

(a) Including Ireland

                                                                              10
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

APPENDIX 4

AXA GROUP Revenues - 1Q04 French GAAP/IFRS RECONCILIATION - Comparison 1Q04 vs. 1Q05

                                               -------------------------------------------  -----------  -------------------------
                 Euro million                                  1Q04                           1Q 05        IFRS revenue change
                                                 French GAAP     Reconciliation       IFRS       IFRS     Reported     Comp. basis
------------------------------------------------------------------------------------------  -----------  -------------------------
TOTAL                                                20 048            -1 249      18 798       19 623        4,4%           3,5%

Life & Savings                                       11 777            -1 134      10 642       11 087        4,2%           3,5%
   France                                             3 232              -127       3 105        3 435       10,6%          10,7%
   United States                                      2 981                         2 981        3 202        7,4%          -2,5%
   United Kingdom                                     1 506              -918         588          568       -3,5%          -1,6%
   Japan                                              1 414                         1 414        1 124      -20,6%         -16,0%
   Germany                                              857                           857          875        2,1%           2,1%
   Belgium                                              597                -5         592          842       42,2%          42,0%
   Southern Europe                                      255                -4         251          297       18,1%          18,1%
   Other countries (1) (2)                              934               -80         854          745      -12,7%           4,6%
     of which Australia/New-Zealand                     345               -75         270          261       -3,5%          -0,4%
     of which Hong-Kong                                 183                -5         178          173       -2,3%           2,7%

Property & Casualty                                   5 631                         5 631        5 903        4,8%           2,2%
   France                                             1 610                         1 610        1 667        3,5%           3,5%
   Germany                                            1 329                         1 329        1 329        0,0%           0,0%
   United Kingdom + Ireland                           1 136                         1 136        1 067       -6,0%          -1,8%
   Belgium                                              430                           430          439        2,0%           1,9%
   Southern Europe                                      750                           750          799        6,5%           5,3%
   Other countries (1) (2)                              376                           376          602       60,2%           7,5%

International Insurance                               1 690                -1       1 689        1 772        4,9%           5,6%
   AXA RE                                               737                           737          762        3,4%           7,5%
   AXA Corporate Solutions Assurance                    757                           757          798        5,4%           6,1%
   Others                                               196                -1         195          212        9,0%          -2,8%

Asset Management                                        743                           743          753        1,4%           4,8%
   Alliance Capital                                     569                           569          545       -4,1%          -0,5%
   AXA Investment Managers                              174                           174          208       19,5%          22,8%

Other Financial Services                                207              -114          94          107       14,7%          30,1%
------------------------------------------------------------------------------------------  -----------  -------------------------

(1) In the Netherlands, following the sale of the Health portfolio as of December 1, 2004 (IFRS revenues of Euro 100 million in 1Q04), the disability activity was transferred from Life & Savings to Property & Casualty (IFRS revenues of Euro 50 million in 1Q04).
(2) As of January 2005, Turkey (Life + P&C), HK (P&C) and Singapore (P&C) are consolidated. If they had been consolidated in 1Q04, Life & Savings IFRS revenues would have been Euro 25 million higher and P&C IFRS revenues would have been Euro 134 million higher.


                                                                              11
------------------------------ Be Life Confident -------------------------------